SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 29, 2004

Commission File No: 1-13546

STMicroelectronics N.V.

(Name of Registrant)

39, Chemin du Champ-des-Filles

1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-

Enclosure:	A press release dated January 28, 2004, announcing STMicroelectronics’ 2003 fourth quarter and full-year revenues and earnings.

PRESS RELEASE

COMMUNIQUE DE PRESSE

COMUNICATO STAMPA

PRESSEINFORMATION

STMicroelectronics Reports 2003 Fourth Quarter and Full Year

Revenues and Earnings

•	Fourth quarter net revenues up 17.1% sequentially to $2,113 million. Total year revenues reached $7,238 million

•	Gross margin grew sequentially by 90 basis points to 36%, and was 35.5% for the year

•	Operating cash flow before acquisitions was $375 million in Q4, and was $665 million for total 2003

Geneva, January 28, 2004 - STMicroelectronics (NYSE: STM) reported financial results for the fourth quarter and year ended December 31, 2003.

Fourth Quarter 2003 Financial Results

Net revenues for the fourth quarter were $2,113 million, a 17.1% sequential increase over the $1,804 million reported in the 2003 third quarter, and 18.3% above the $1,786 million of last year’s fourth quarter. Revenues from differentiated products were $1,464 million or 69.3% of net revenues for the 2003 fourth quarter.

Pasquale Pistorio, President and Chief Executive Officer noted, “ST’s 2003 fourth quarter revenue performance was stronger than anticipated, fueled by a combination of both seasonal and fundamental end market demand. We experienced solid order flows from key high growth applications within our targeted market segments, specifically wireless, automotive and audio, set-top-box, smart cards, data storage and certain industrial applications served by our high performance analog products. At the same time, we posted a 44.9% sequential increase in

Flash memory product sales. Also in the fourth quarter we were successful in our expanded marketing program, selling greater numbers of multi-socket products to a broader customer base.”

Gross profit was $760 million, a 20.3% sequential increase over the prior quarter’s $632 million, and 15.0% above last year’s fourth quarter gross profit of $661 million. Gross margin was 36.0%, up from 35.1% in the 2003 third-quarter but below the 37.0% reported in last year’s fourth quarter.

Mr. Pistorio said, “The 90 basis point sequential gross margin growth was disappointing in light of the Company’s strong revenue gains in the period. Several factors contributed to this, the most important of these being the continuing decline of the US dollar, the Product Group mix shift towards lower margin devices in the period, competitive pricing pressure, the effect of the power black-out in Italy in late September, and costs associated with the Company’s previously-announced restructuring program. Also,” Mr. Pistorio said, “ST made greater use of outsourcing to accommodate a late quarter spurt in orders.”

In the 2003 fourth quarter, research and development expenses were $354 million, 16.8% above the $303 million expended in the third quarter of 2003 and 25.1% above the $283 million reported for the comparable year-ago period. R&D costs represented 16.7% of net revenues in the 2003 fourth quarter compared to 16.8% of net revenues in the 2003 third quarter, and 15.8% of net revenues in the fourth quarter of 2002.

Selling, general and administrative expenses were $228 million for the 2003 fourth quarter, 18.8% above the prior quarter’s $192 million, and 24% above the $184 million incurred in the similar year-ago period. As a percentage of net revenues, however, SG&A expenses increased slightly to 10.8%, from 10.6% in the third quarter of 2003 and 10.3% in the 2002 fourth quarter.

For ST, the average sequential increase in the value of the Euro versus the U.S. dollar in the 2003 fourth quarter was approximately 5%. This particularly affected ST’s reported R&D and SG&A costs, which are primarily Euro-denominated. Additionally, R&D expenses rose in the 2003 fourth quarter as a result of the acceleration of certain of our strategic programs and $5 million in in-process R&D related to the Synad acquisition. SG&A costs increased as a consequence of certain quarter-specific expenses as well as accelerated marketing programs.

Operating income was $153 million which included $12 million in impairment, restructuring charges and other related closure costs associated with the restructuring plan and related manufacturing initiatives announced in conjunction with the release of the Company’s 2003 third quarter earnings. This compares to an operating loss of $64 million incurred in the prior quarter, which included impairment, restructuring charges and other related closure costs of $193 million, and operating income of $209 million in last year’s fourth quarter.

The Company did not incur a tax expense in the 2003 fourth quarter because of tax benefits resulting from restructuring charges taken in higher tax rate jurisdictions, which resulted in favorable year-end adjustments to deferred tax liability computations and to tax provisions.

Net income equaled $144 million for the 2003 fourth quarter, including impairment and restructuring charges, compared to a net loss of $49 million reported in the prior quarter, which included after tax impairment, restructuring charges and other related closure costs of $129 million, and a non-operating charge of $21 million related to bond repurchases. Net income was $161 million in last year’s fourth quarter. Earnings per diluted share were $0.16 for the 2003 fourth quarter, compared to a $0.06 loss per diluted share in the prior quarter, which included the above-mentioned impairment, restructuring charges and other related closure costs, and the non-operating charge related to bond repurchases, which in the aggregate amounted to $0.17 per diluted share. Earnings per diluted share in the 2002 fourth quarter were $0.18.

Commenting on 2003 fourth quarter performance, Mr. Pistorio said, “ST maintained its leadership positions in key targeted markets and applications and successfully completed the first phase of its marketing program to accelerate top-line growth through offering a broad range of products to an expanded customer base. Profitability did not keep pace with revenue growth due to a number of factors described above, but was basically in line with expectations, especially given the currency situation we are faced with. And, we are confident that the significant R&D expenditures and marketing costs incurred in the 2003 fourth quarter will provide positive returns as 2004 unfolds.”

Balance Sheet Highlights at December 31, 2003

At December 31, 2003, ST had cash, cash equivalents and marketable securities of $3 billion. Total debt was $3.10 billion, of which $2.94 billion was long-term; shareholders’ equity was $8.10 billion. The net debt to shareholders’ equity ratio was 0.012.

Net cash from operating activities in the fourth quarter was $778 million and reached $1,920 million for 2003. Capital expenditures were $406 million in the 2003 fourth quarter, compared to $261 million in the third quarter of 2003, and $225 million in the year-ago fourth quarter. For the full year 2003, capital expenditures totaled $1,221 million compared to $995 million in the prior year.

Additional Fourth Quarter 2003 Financial and Operating Data

The following tables and commentary provide a breakdown of revenues and operating income by product group and segment revenues by product category, targeted market, and geographical region.

Fourth Quarter 2003 Net Revenues and Operating Income By Product Group:

Group	Revenue	% of Net Revenue	Operating Income Q4 2003
	(Million US$)		(Million US$)
Telecommunications, Peripherals and Automotive (TPA)	$901	42.6%	$155
Discrete and Standard ICs (DSG)	350	16.6%	52
Memory Products (MPG)	458	21.7%	1
Consumer and Microcontroller (CMG)	388	18.4%	29
Other(1)(2)	16	0.7%	-84
TOTAL	$2,113	100%	$153

(1)	Net revenues of “Other” include revenues from sales of Subsystems and other revenues.

(2)	Operating income of “Other” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as : strategic or special research and development programs, certain corporate level operating expenses and other costs that are not allocated to the product groups, as well as operating earnings of the Subsystems and Other Products Group.

On a sequential basis, all major product groups posted double-digit revenue increases. TPA’s revenues were up 13.0% from third quarter levels and operating profits rebounded by 27.0%. DSG’s and CMG’s revenues were up sequentially by 15.9% and 14.9%, respectively, and MPG returned to break-even on a 30.4% sequential revenue increase.

Q4 2003 Revenue Breakdown by Product Category

	Revenue	% of Net Revenue
	(Million US$)
Differentiated Products	$1,464	69.3%
Standard & Commodities	98	4.6%
Micro & Memories	285	13.5%
Discretes	266	12.6%

All product families reported strong sequential revenue growth. Sales of differentiated products increased 18.3%; Discretes were up 15.3%; Standard & Commodities rose 14.8%; and Micro & Memories increased 13.8% over third quarter 2003 levels.

Q4 2003 Revenue Breakdown By Market Segment

The following table estimates, within a variance of 5% - 10% in the absolute dollar amount, the relative weighting of each of the Company’s target market segments in the fourth quarter of 2003.

% of Net Revenue
Automotive	13%
Consumer	20%
Computer	17%
Telecom	35%
Industrial & Other	15%

Each of our key targeted market segments performed well in the 2003 fourth quarter. On a sequential basis, Telecom was up about 26%; Consumer increased nearly 18%; Computer rose over 11%; Automotive was up around 8% and Industrial and Others, which includes Smart Cards, increased nearly 14%.

Q4 2003 Geographic Revenue Breakdown

By Customers’ Region of Origin

	Revenue	% of Net Revenue
	(Million US$)
Europe	$943	44.6%
North America	613	29.0%
Asia/Pac	338	16.0%
Japan	132	6.3%
Emerging Markets	87	4.1%

By Location of Order Shipment

	Revenue	% of Net Revenue
	(Million US$)
Europe	$556	26.3%
North America	290	13.7%
Asia/Pac	938	44.4%
Japan	94	4.5%
Emerging Markets	235	11.1%

Full Year 2003 Results

Net revenues for the year ended December 31, 2003 were $7,238 million, up 14.6% from the $6,318 million reported in 2002. Gross profit was $2,566 million, or 35.5% of net revenues. Operating income was $334 million, or 4.6% of net revenues. Excluding impairment, restructuring charges and other related closure costs and R&D in process, operating income was $544 million, or 7.5% of net revenues.

Net income was $253 million, or $0.27 per diluted share. Before impairment, restructuring charges and other related closure costs and R&D in process, and a non-operating pre-tax charge of $39 million related to bond repurchases, net income was $435 million, or $0.47 per diluted share.

Research and development costs for 2003 were $1,238 million, or 17.1% of net revenues, compared to $1,022 million in 2002, or 16.2% of net revenues. Selling, general and administrative expenses were $785 million, or 10.8% of net revenues, compared to $648 million, or 10.3% of net revenues in 2002.

Reviewing 2003 results, Mr. Pistorio noted, “ST produced annual revenues in 2003 of close to $7.24 billion driven primarily by unit demand on the part of our strategic customer alliances, as well as a growing group of key customers. The Company remained solidly profitable for the year, as it has during the severe industry downturns of 2001 and 2002, but profitability levels were significantly limited by the industry-wide overcapacity and the resulting pricing pressures that persisted throughout most of 2003. Also, specific to ST, rapid currency fluctuations affected our reported operating expenses for 2003, thus negatively impacting our bottom-line year-over-year comparisons,” Mr. Pistorio said.

“This situation, however,” Mr. Pistorio added, “did not prevent ST from improving its financial position, which we further strengthened through the debt restructuring executed during the year. Additionally, we are pleased to report that operating cash flow* for the year was $477 million, and $665 million before acquisitions,” Mr. Pistorio noted.

*	Cash flow from investing activities net of payments for purchases of tangible, intangible, and financial assets, and for acquisitions.

Additional 2003 Financial and Operating Data

Full Year 2003 Net Revenues and Operating Income By Product Group:

Group	Revenue	% of Net Revenue	Operating Income 2003
	(Million US$)		(Million US$)
Telecommunications, Peripherals and Automotive (TPA)	$3,268	45.2%	$550
Discrete and Standard ICs (DSG)	1,224	16.9%	142
Memory Products (MPG)	1,358	18.8%	-45
Consumer and Microcontroller (CMG)	1,321	18.2%	78
Other(1)(2)	67	0.9%	-391
TOTAL	$7,238	100%	$334

(1)	Net revenues of “Other” include revenues from sales of Subsystems and other revenues.

(2)	Operating income of “Other” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate level operating expenses and other costs that are not allocated to the product groups, as well as operating earnings of the Subsystems and Other Products Group.

Corporate Developments

The Company will hold its Annual General Meeting of Shareholders on April 23, 2004 in Amsterdam, The Netherlands.

Outlook

Looking ahead, Mr. Pistorio commented, “ST has entered 2004 with a solid order backlog and strong fundamental demand for products serving key high-growth applications. Thus, we anticipate a muted seasonal effect in the first quarter, enabling ST to report revenues for the period of at least $2 billion and possibly even flat with the over $2.1 billion of the 2003 fourth quarter. This would represent growth of approximately 24% - 31% over last year’s first quarter. Such performance would put us in an excellent position upon which to build momentum as the industry recovery continues,” he noted, “underscoring our determination to grow faster than the markets we serve.”

Mr. Pistorio continued, “We expect that there will be a certain lag time, however, before our gross margin reflects the benefits of our recently-launched restructuring program and other initiatives we have taken. As a result, and based upon current currency levels, we expect our first quarter 2004 gross margin to be approximately 35%,” he said.

“It is our expectation that ST’s gross margin will progressively improve throughout 2004, accelerating in the second half of the year. The drivers will be several factors including production transfer to Singapore 6”; the ramp up of our leading-edge fabs in Rousset and Singapore; and volume production in 130 nanometers and below for several products, including Flash memories,” Mr. Pistorio said.

“Also benefiting ST’s gross margin in 2004, as well as our overall performance, will be new product introductions and the better pricing environment that is forecasted to characterize the industry’s growth in 2004,” Mr. Pistorio concluded.

Recent Developments

•	On December 18, 2003, ST announced the acquisition of the wireless-LAN company Synad Technologies Ltd, a fast-growing UK startup that is one of the few able to deliver a full dual-band multistandard solution. Further strengthening ST’s broadband-access portfolio, the Company will offer Synad’s very advanced solutions for network-card and access-point applications, in addition to bundling these chips with ST’s existing broadband-access solutions.

Corporate Social Responsibility

ST continued its commitment to corporate social responsibility in 2003.

Highlights included our recognition in the area of environmental protection, where we were awarded the Best Industrial Renewable Energy Partnership as part of the European Commission’s Campaign for take-off for Renewable Energy Awards 2003.

Additionally, we accelerated our program to help bridge the Digital Divide through offering computer literacy courses in communities in which we operate. This program aims to reach one million people within a decade.

The company’s longstanding belief is that good corporate citizenship is fully aligned with shareholder interests. This is shared by a number of financial indexes on which ST’s shares are included; notably: FTSE 4good; Dow Jones Sustainability Indexes, Advanced Sustainable Performance Index, Ethibel Sustainability Index and Ethical Index Europe.

Products, Technology and Design Wins

•	ST began sampling and showing demonstrations worldwide of the first chip in the Nomadik multimedia application processor family. The Nomadik processor can decode VGA-size video at 30 frames-per-second, while simultaneously decoding digital audio, with the industry’s lowest power consumption. This level of performance, combined with an extremely cost-effective overall bill-of-materials, places Nomadik in a class of its own.

•	A leading mobile-phone manufacturer awarded ST a contract for a wireless-LAN chipset implementing the IEEE802.11b/g standards. ST’s solution has a significantly smaller footprint than competitive 802.11g offerings and lower power consumption than competing 802.11b products.

•	ST announced start-up of volume production for its DMT-VDSL chipset and deliveries of samples and production quantities to major equipment vendors. This chipset was independently tested at the ‘VDSL Olympics’ where it outperformed all rivals in every measurement, confirming the superiority of DMT line code and demonstrating the validity of the ST design.

•	Continuing ST’s track record of multiple design wins and production ramp-up for the Chinese telecom market, the top Chinese ADSL modem supplier (T&W) won an ADSL modem contract (400k units) from Alcatel Shanghai Bell based on a key ST product. Also, an important design win for an SDH (Synchronous Digital Hierarchy) data-transmission ASIC was achieved at a major Chinese telecom equipment manufacturer.

•	In the field of CDMA chipsets, ST and TI jointly developed a flexible and open solution for the cdma2000 1X standard for wireless communications using components from the wireless portfolios of the two companies. ST and TI also announced that they are currently developing a chipset for the new cdma2000 1X EV-DV standard. A CDMA phone reference design based on the cdma2000 1X chipset was demonstrated at the CDMA Congress in Florida. In addition, active OEM customer design engagements are underway based on the standard cdma2000 1X chipset.

•	In line with the Company’s announcement, made in April 2003, to enter into the NAND Flash market, ST delivered samples to key customers, including 1.8V and 3V versions of 512-Mbit and 1-Gbit memories, implemented in 0.12-micron process technology. ST is currently ramping up production of these devices.

•	ST strengthened its leadership in the fast growing European digital terrestrial TV (DTTV) market. ST announced that it has shipped a total of more than 2.5 million chipsets for the Digital Converter Boxes that allow consumers in the UK to receive Freeview DTTV channels on their analog TV receivers. In addition, ST announced that its System-on-Chip set-top-box ICs are the pivotal components in the ongoing field trials for the Italian DTTV market.

•	ST announced a new embedded SRAM technology that is 250 times more resistant to so-called ‘soft errors’ caused by low-level background radiation without significant cost or performance penalties. The new technology is particularly suitable for future generations of high-performance sub 0.1-micron System-on-Chip products.

•	ST announced a joint development agreement with Finnish company MobiDiag to create a complete system for genomic-based detection of infectious diseases based on a ST’s silicon MEMS Lab-on-Chip. This system will allow clinical diagnostics laboratories to detect infectious diseases more quickly, reducing cost, shortening hospital stays, and minimizing antibiotic use.

•	Mass production of a Multi-Function-Peripheral (MFP) processor engine began for a major printer manufacturer. Combining printer, scanner, copier and or fax functionality, MFP is the fastest growing part of the printer market.

•	In the automotive sector, ST continued to achieve design wins for products based on the Company’s proprietary bipolar-CMOS-DMOS (BCD) technology. These design wins include chipsets for gearbox and airbag applications in Japan, plus car body applications at several major European manufacturers.

•	In the field of imaging, ST introduced a leading-edge CMOS solution for mobile-phone cameras that provides image quality equivalent to CCD (Charge Coupled Device) image sensors without the cost and power disadvantages of CCD technology. ST’s CMOS imagers are today widely deployed in mobile-phone camera applications.

•	ST’s STB decoders have powered 99% of the one million Digital Video Recorders (DVR) deployed by EchoStar Communications Corporation, since EchoStar launched its product in 2000.

•	ST delivered its 50 millionth plasma display panel (PDP) driver IC, which means that a total of more than one million TVs that include ST’s PDP driver ICs have now been shipped by high-end plasma-display TV manufacturers.

•	The world’s most advanced mobile phone SIM card was unveiled. The card has been developed for TIM, the leading Italian mobile operator, by ST and Oberthur Card Systems.

•	ST began sampling an advanced 32-bit smart-card processor with 1Mbyte of embedded Flash memory to key customers. The exceptionally high memory capacity opens up a host of new market opportunities in the Mobile, Pay TV, IT security, and Identification markets.

•	ST announced that it is to develop solutions for ICAO (International Civil Aviation Organization) compliant electronic passports jointly with Arjo Wiggins, the world leader in Secure Paper technologies, and Gep SpA, a leader in contactless high-security applications.

All statements included in this release and in the related conference call, other than statements which constitute historical facts are forward looking statements which are based on Management’s current expectations, views, beliefs and assumptions as of the date of this release.

Such statements, which inter alia describe the Company’s business strategy, relationships, outlook, plans, intentions or goals, are subject to various risks and uncertainties, which may cause actual results and performance of the Company’s business to differ materially and adversely from the forward-looking statements.

Factors which may cause actual results or performance to differ materially from the expectations of the Company or its Management include:

•	The demand for semiconductor products in the key application markets served by the Company’s products;

•	Further strong decline in the exchange rates between the US Dollar and the Euro, and the US Dollar and the currencies of the other major countries in which the Company currently has its operating infrastructure;

•	The timely implementation of Company’s restructuring plan for 6” manufacturing and the successful migration of such production from high-cost to low-cost areas;

•	The development and volume production of new manufacturing technologies in leading edge fabs in time to meet the demand of company’s customers;

•	The intensively competitive and cyclical nature of the semiconductor industry, and the ability of the Company to compete in products and prices in such an environment;

•	The ability of the Company to develop, manufacture and market innovative products in a rapidly changing technological environment;

•	Changes in the economic, social, political and health conditions in the countries in which the Company and its key customers operate;

•	The anticipated benefits of Research & Development alliances and cooperative activities;

A more detailed discussion of these factors and the other “Risk Factors”, which may from time to time materially and adversely affect the Company, is contained in our Annual Report or Form 20-F of the year ended December 31, 2002, which was filed with the SEC on March 14, 2003.

Conference Call Information

The management of STMicroelectronics will conduct a conference call on January 29, 2004 at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET, to discuss operating performance for the fourth quarter and full year of 2003.

The conference call will be available via the Internet by accessing the following Web address: www.vcall.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the calls, in order to register, download and install any necessary audio software. The webcast will be available until February 6, 2004.

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. Further information on ST can be found at www.st.com.

For further information, please contact:

Media Relations	Investor Relations

Maria Grazia Prestini	Benoit de Leusse	Fabrizio Rossini
Director, Corporate Media Relations	Director, Investor Relations	Senior Manager, Investor Relations
STMicroelectronics	STMicroelectronics	STMicroelectronics
Tel: +41.22.929.69.45	Tel: +41.22.929.58.12	Tel: +41.22.929.69.73
Fax: +41.22.929.69.50	Fax: +41.22.929.69.61	Fax: +41.22.929.69.61
Email: mariagrazia.prestini@st.com	Email: benoit.de-leusse@st.com	Email: fabrizio.rossini@st.com

Lorie Lichtlen / Nelly Dimey	Nancy Levain / Sandrine Richard
Financial Dynamics	LT Value
Paris Tel: +33.1.47.03.68.10	Tel: +33.01.42.56.12.74 - +33.1.42.56.17.83
Email: lorie.lichtlen@fd.com	Email: nancy.levain@ltvalue.com
Email: nelly.dimey@fd.com	Email: sandrine.richard@ltvalue.com

(tables attached)

STMicroelectronics N.V.

Consolidated Statements of Income

(in million of U.S. dollars, except per share data ($))

	Three Months Ended		Twelve Months Ended
	December 31 2003	December 31 2002	December 31 2003	December 31 2002
				(audited)
Net sales	2,112	1,771	7,234	6,270
Other revenues	1	15	4	48

NET REVENUES	2,113	1,786	7,238	6,318
Cost of sales	-1,353	-1,125	-4,672	-4,020

GROSS PROFIT	760	661	2,566	2,298
Selling, general and administrative	-228	-184	-785	-648
Research and development	-354	-283	-1,238	-1,022
Other income and expenses, net	-13	19	-4	7
Impairment, restructuring charges and other related closure costs	-12	-4	-205	-34

Total Operating Expenses	-607	-452	-2,232	-1,697

OPERATING INCOME	153	209	334	601
Interest expense, net	-7	-16	-52	-68
Equity in loss of joint venture	0	0	-1	-11
Loss on extinguishment of convertible debt	-2	0	-39	0

INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	144	193	242	522
Income tax expense	0	-31	14	-89

INCOME BEFORE MINORITY INTERESTS	144	162	256	433
Minority interests	0	-1	-3	-4

NET INCOME	144	161	253	429

EARNINGS PER SHARE (BASIC)	0.16	0.18	0.29	0.48
EARNINGS PER SHARE (DILUTED)	0.16	0.18	0.27	0.48
NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EARNINGS PER SHARE	939.1	890.4	937.1	893.0

STMicroelectronics N.V.

CONSOLIDATED BALANCE SHEETS

As at In million of U.S. dollars	December 31, 2003	September 27, 2003	December 31, 2002
			(Audited)
ASSETS
Current assets:
Cash and cash equivalents	2,998	1,628	2,562
Marketable securities	0	1,103	2
Trade accounts receivable	1,272	1,306	1,095
Inventories	1,129	1,114	930
Deferred tax assets	106	97	35
Other receivables and assets	616	650	567

Total current assets	6,121	5,898	5,191

Goodwill	267	228	159
Other intangible assets, net	325	317	311
Property, plant and equipment, net	6,620	6,126	6,220
Long-term deferred tax assets	45	34	28
Investments and other non-current assets	99	96	95

	7,356	6,801	6,813
Total assets	13,477	12,699	12,004

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	45	5	19
Current portion of long-term debt	106	133	146
Trade accounts payable	1,044	1,003	912
Other payables and accrued liabilities	693	568	606
Deferred tax liabilities	10	2	6
Accrued income tax	179	142	184

Total current liabilities	2,077	1,853	1,873

Long-term debt	2,944	3,001	2,797
Reserves for pension and termination indemnities	236	212	173
Long-term deferred tax liabilities	37	90	86
Other non-current liabilities	38	40	39

	3,255	3,343	3,095
Total liabilities	5,332	5,196	4,968
Commitment and contingencies
Minority interests	45	45	42
Common Stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 902,769,734 shares issued, 889,369,734 shares outstanding)	1,146	1,145	1,144
Capital surplus	1,884	1,879	1,864
Accumulated result	4,795	4,630	4,592
Accumulated other comprehensive income (loss)	623	152	-258
Treasury stock	-348	-348	-348

Shareholders’ equity	8,100	7,458	6,994

Total liabilities and shareholders’ equity	13,477	12,699	12,004

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve Months Ended
In million of U.S. dollars	December 31, 2003	December 31, 2002
		(audited)
Cash flows from operating activities:
Net income	253	429
Items to reconcile net income and cash flow from operating activities:
Depreciation and amortization	1,608	1,382
Amortization of discount on convertible debt	68	87
Loss on extinguishment of convertible debt	39	0
Gain on the sale of marketable securities	-4	-1
Other non-cash items	-53	27
Minority interest in net income of subsidiaries	3	4
Deferred income tax	-131	14
Equity in loss of joint venture	1	11
Impairment, restructuring charges and other related closure costs, net of cash payments	197	11
Changes in assets and liabilities:
Trade receivables	-109	-129
Inventories	-75	-71
Trade payables	-8	-21
Other assets and liabilities, net	131	-30

Net cash from operating activities	1,920	1,713

Cash flows from investing activities:
Payment for purchases of tangible assets	-1,221	-995
Proceeds from the sale of marketable securities	4	1
Investment in intangible and financial assets	-34	-69
Payment for acquisitions, net of cash received	-188	-307

Net cash used in investing activities	-1,439	-1,370

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,398	65
Repayment of long-term debt	-1,432	-158
Increase (decrease) in short-term facilities	25	-16
Capital increase	22	29
Payments to acquire treasury stock	0	-115
Dividends paid	-71	-36
Other financing activities	-1	-1

Net cash used in financing activities	-59	-232
Effect of changes in exchange rates	14	12

Net cash increase	436	123

Cash and cash equivalents at beginning of the period	2,562	2,439
Cash and cash equivalents at end of the period	2,998	2,562

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: January 29, 2004	By:	/s/ PASQUALE PISTORIO

	Name:	Pasquale Pistorio
	Title:	President and Chief Executive Officer